SUN LIFE FINANCIAL ISSUES CAUTION REGARDING

UNSOLICITED BID FOR SHARES

(Toronto, February 4, 2003) -- Sun Life Financial Services of Canada Inc. (NYSE/TSX: “SLF”) announced today that TRC Capital Corporation (TRC) has made an unsolicited “mini-tender offer” to purchase up to 5,000,000, or less than one per cent, of the Company’s outstanding common shares at $28.10 per share. A “mini-tender offer” is an offer to purchase a limited number of shares of a company’s securities at a price that is below the market price on the date the offer is made.

Sun Life Financial wishes to inform its shareholders that it does not recommend or endorse acceptance of this unsolicited offer and that the Company is in no way associated with TRC. Securities administrators in Canada and the United States have recommended investors exercise caution in connection with “mini-tender offers”.

Shareholders are cautioned that TRC has made numerous below-market “mini-tender offers” for other companies’ shares and that TRC offers no assurances that it will complete the offer. TRC has reserved the right to cancel or amend its offer, including the price and the payment date, and may decline to purchase Sun Life Financial shares that are tendered if there is a significant decline in the market value of the shares before the scheduled Expiry Date of the offer, February 19, 2003. Shareholders should also be aware that they will have no withdrawal rights prior to the Expiry Date of the offer.

Shareholders should consult their investment advisors regarding the TRC offer.

Sun Life Financial Services of Canada Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol “SLF”.

Media Contact:

John Vincic 416-979-6070

Investor Relations Contact:

Thomas Rice 416-204-8163

Shareholder Services Contact:

Jo-Anne Archibald 416-979-4108